Notice to ASX/LSE Updated notices of 2025 annual general meetings 4 March 2025 Rio Tinto is today issuing updated notices for the 2025 annual general meetings of Rio Tinto plc and Rio Tinto Limited. The notices have been updated to reflect that the resolution requisitioned by certain shareholders of Rio Tinto plc will be a Joint Decision Matter, to be voted on by Rio Tinto plc and Rio Tinto Limited shareholders as a joint electorate. Resolution 21 has therefore been included in the Rio Tinto Limited notice as an equivalent resolution to the requisitioned resolution in the Rio Tinto plc notice. All other business in the notices remains the same. These notices dated 3 March 2025 replace the notices dated 19 February 2025. The notices will be available at riotinto.com/agm. Rio Tinto Limited's notice of meeting and the updated proxy form are also being released to the ASX. Rio Tinto plc’s notice of meeting will also be uploaded to the UK National Storage Mechanism and will be available at https://data.fca.org.uk/#/nsm/nationalstoragemechanism. The details of the annual general meetings remain unchanged. Rio Tinto plc will hold its 2025 annual general meeting on Thursday, 3 April 2025 in London, and Rio Tinto Limited will hold its 2025 annual general meeting on Thursday, 1 May 2025 in Perth. Shareholders are invited to participate in the meetings in person or virtually. LEI: 213800YOEO5OQ72G2R82 Classification: 3.1 Additional regulated information required to be disclosed under the laws of a Member State. EXHIBIT 99.1

Notice to ASX/LSE Contacts Please direct all enquiries to media.enquiries@riotinto.com Media Relations, United Kingdom David Outhwaite M +44 7787 597 493 Media Relations, Australia Matt Chambers M +61 433 525 739 Michelle Lee M +61 458 609 322 Rachel Pupazzoni M +61 438 875 469 Media Relations, Canada Simon Letendre M +1 514 796 4973 Malika Cherry M +1 418 592 7293 Vanessa Damha M +1 514 715 2152 Media Relations, US Jesse Riseborough M +1 202 394 9480 Investor Relations, United Kingdom Rachel Arellano M: +44 7584 609 644 David Ovington M +44 7920 010 978 Laura Brooks M +44 7826 942 797 Weiwei Hu M +44 7825 907 230 Investor Relations, Australia Tom Gallop M +61 439 353 948 Amar Jambaa M +61 472 865 948 Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885 Rio Tinto Limited Level 43, 120 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404 This announcement is authorised for release to the market by Andy Hodges, Rio Tinto’s Group Company Secretary. riotinto.com